1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
William J. Tuttle, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 202 389 3350	+1 202 389 5000	+1 202 389 5200
william.tuttle@kirkland.com
www.kirkland.com

September 6, 2024

By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Eileen Smiley and Lauren Hamilton

Re:	Oaktree Strategic Credit Fund
Registration Statement on Form N-14
File No. 333-281045

Dear Ladies and Gentlemen:

On behalf of Oaktree Strategic Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-14, filed on July 26, 2024, in (i) a call on August 12, 2024 between Eileen Smiley of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Fund, and (ii) a call on August 15, 2024 between Lauren Hamilton of the Staff and William J. Tuttle and Erin M. Lett. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.

Please confirm that the exchange offer will remain open for at least 20 business days and will remain open through midnight Eastern Time on the 20th business day to the extent the offer expires on such business day. See Exchange Act Release No. 34-16623 (Mar. 5, 1980).

Response: The Fund confirms that the exchange offer will remain open for at least 20 business days and will remain open through midnight Eastern Time on the 20th business day to the extent the offer expires on such business day.

Austin	Bay Area	Beijing	Boston	Brussels	Chicago	Dallas	Hong Kong	Houston	London	Los Angeles	Miami	Munich	New York	Paris	Riyadh	Salt Lake City	Shanghai

United States Securities and Exchange Commission September 6, 2024 Page 2

2.

Under the heading “Summary of the Terms of the Exchange Offer—Acceptance of Restricted Notes and Delivery of Exchange Notes”, please delete the reference to acceptance of any and all Restricted Notes in the first sentence and note that acceptance is subject to the minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

Response: As discussed, the Fund has deleted the reference to acceptance of any and all Restricted Notes in the first sentence and noted that acceptance is subject to the minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

3.

Under the heading “The Exchange Offer—Terms of the Exchange Offer”, please delete the reference to acceptance of any and all Restricted Notes in the first sentence and add reference to the acceptance being subject to the qualifications described later in the paragraph.

Response: As requested, the Fund has deleted the reference to acceptance of any and all Restricted Notes in the first sentence and added reference to the acceptance being subject to the qualifications described later in the paragraph.

4.	Under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, please add a hyperlink to the Fund’s Quarterly Report on Form 10-Q.

Response: As requested, the Fund has added the requested hyperlink to the Fund’s Quarterly Report on Form 10-Q.

Accounting Comments

5.	Please confirm there will be no changes to the terms or debt covenants of the Notes as a result of the Exchange Offer.

Response: The Fund confirms there are no changes to the terms or debt covenants of the Notes as a result of the Exchange Offer.

6.	Please update the financial information in the Registration Statement to include such information as of June 30, 2024.

Response: As requested, the Fund has updated the financial information in the Registration Statement to include such information as of June 30, 2024.

7.	If the filing of the Registration Statement is more than 30 days after July 26, 2024, please provide a new auditor’s consent.

Response: The Fund acknowledges the Staff’s comment.

United States Securities and Exchange Commission September 6, 2024 Page 3

8.	Please disclose the material tax consequences of the Exchange Offer. See Item 4(a)(4) of Form N-14.

Response: The Fund respectfully submits that Item 4(a)(4) of Form N-14 only requires disclosure where there are federal income tax consequences as a result of the transaction. In the case of the Exchange Offer, there are no such consequences because the transactions are expected to be tax-free for federal income tax purposes. As a result, no disclosure is required.

9.	Please include the Fund’s Financial Highlights in the Registration Statement. See Item 5(b) of Form N-14, which incorporates Item 4.1 of Form N-2.

Response: The Fund respectfully submits that the Financial Highlights are already incorporated by reference from the Fund’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 by virtue of the incorporation by reference language on page 64 of the Registration Statement. However, in an effort to make such incorporation by reference clearer, the Fund has added a “Financial Highlights” heading to the Registration Statement with disclosure detailing where such information can be found in the documents already incorporated by reference.

10.	Under the heading “Senior Securities”, please include a Senior Securities table as of June 30, 2024. See Item 5(b) of Form N-14, which incorporates Item 4.3 of Form N-2.

Response: The Fund respectfully submits that Item 4.3 of Form N-2 only requires information regarding senior securities to be provided as of the end of a fiscal year. Therefore, provision of such information as of June 30, 2024 is not required.

11.	Please explain why the Fund’s Annual Report on Form 10-K includes a Senior Securities table while such information is not included in the Fund’s Quarterly Reports on Form 10-Q.

Response: The Fund respectfully submits that Item 4.3 of Form N-2 only requires information regarding senior securities to be provided as of the end of a fiscal year. There is no corresponding requirement under either Form 10-K or Form 10-Q although many business development companies include a Senior Securities table in the Form 10-K that is incorporated by reference into the fund’s Registration Statement on Form N-2.

In the case of the Fund, the Annual Report on Form 10-K is not incorporated by reference into the Company’s Registration Statement on Form N-2 and therefore the Senior Securities table is included in the Annual Report on Form 10-K as a matter of good practice and not to facilitate compliance with any form requirement under Form N-2. In addition, no Senior Securities table is included in the Fund’s Quarterly Reports on Form 10-Q because there is no affirmative disclosure requirement although information regarding the Fund’s asset coverage is included in several places consistent with industry practice.

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United States Securities and Exchange Commission September 6, 2024 Page 4

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	Mary Gallegly, Oaktree Strategic Credit Fund

William G. Farrar, Sullivan & Cromwell LLP

Erin M. Lett, Kirkland & Ellis LLP